SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WM Technology, Inc. (formerly known as Silver Spike Acquisition Corp.)
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92971A109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92971A109	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,648,046 shares of Class A Common Stock (including 869,649 shares of Class A Common Stock issuable upon exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,648,046 shares of Class A Common Stock (including 869,649 shares of Class A Common Stock issuable upon exercise of warrants)* (see Item 4)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,648,046 shares of Class A Common Stock (including 869,649 shares of Class A Common Stock issuable upon exercise of warrants)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON OO, IA

* As more fully described in Item 4, 869,649 shares of Class A Common Stock are issuable upon exercise of warrants that are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Class A Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 92971A109	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,648,046 shares of Class A Common Stock (including 869,649 shares of Class A Common Stock issuable upon exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,648,046 shares of Class A Common Stock (including 869,649 shares of Class A Common Stock issuable upon exercise of warrants)* (see Item 4)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,648,046 shares of Class A Common Stock (including 869,649 shares of Class A Common Stock issuable upon exercise of warrants)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN, HC

* As more fully described in Item 4, 869,649 shares of Class A Common Stock are issuable upon exercise of warrants that are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Class A Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 92971A109	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

WM Technology, Inc. (formerly known as Silver Spike Acquisition Corp.) (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

41 Discovery Irvine, California 92618

Item 2(a).	Name of Person Filing.

This statement is filed by Senvest Management, LLC and Richard Mashaal.

The reported securities are held in the account of Senvest Master Fund, LP, Senvest Technology Partners Master Fund, LP and Senvest Global (KY), LP (collectively, the "Investment Vehicles").

Senvest Management, LLC may be deemed to beneficially own the securities, subject to the 9.99% Blocker (as defined herein) in the case of the shares of Class A Common Stock underlying the warrants, held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities, subject to the 9.99% Blocker in the case of the shares of Class A Common Stock underlying the warrants, held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office.

Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Richard Mashaal c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Item 2(c).	Place of Organization.

Senvest Management, LLC – Delaware

Richard Mashaal – Canada

Item 2(d).	Title of Class of Securities.

Class A Common Stock, par value $0.0001 per share

CUSIP No. 92971A109	13G/A	Page 5 of 7 Pages

Item 2(e).	CUSIP Number.

92971A109

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G/A are calculated based upon an aggregate of 65,677,361 shares of Class A Common Stock outstanding as of November 24, 2021, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 10, 2021. The percentage set forth on row (11) and the number of shares of Class A Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Issuer's total number of outstanding shares of Class A Common Stock and assume the exercise of the reported warrants, subject to the 9.99% Blocker.

CUSIP No. 92971A109	13G/A	Page 6 of 7 Pages

Pursuant to the terms of the reported warrants, the Reporting Persons cannot exercise such warrants if the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Class A Common Stock (the "9.99% Blocker"). Consequently, at this time, the Reporting Persons are not able to exercise and convert all warrants due to the 9.99% Blocker. The percentage set forth on row (11) and the number of shares of Class A Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the Class A Common Stock. Senvest Master Fund, LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92971A109	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022
SENVEST MANAGEMENT, LLC

	By:	/s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

/s/ Richard Mashaal
RICHARD MASHAAL